UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D/A

(Amendment No. 6)

CUSIP No.: 397624 20 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Naomi C. Dempsey Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                5,375,904 shares of Class B Common Stock (as of December 21, 2005)

  8    SHARED VOTING POWER

                -0- (as of December 21, 2005)

  9    SOLE DISPOSITIVE POWER

                5,375,904 shares of Class B Common Stock (as of December 21, 2005)

10    SHARED DISPOSITIVE POWER

                -0- (as of December 21, 2005)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,375,904 shares of Class B Common Stock (as of December 21, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%
14	TYPE OF REPORTING PERSON OO (trust)

SCHEDULE 13D/A

(Amendment No. 6)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Michael H. Dempsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                6,641,155 shares of Class B Common Stock (as of December 21, 2005)

  8    SHARED VOTING POWER

                792 (as of December 21, 2005)

  9    SOLE DISPOSITIVE POWER

                6,641,155 shares of Class B Common Stock (as of December 21, 2005)

10    SHARED DISPOSITIVE POWER

                792 (as of December 21, 2005)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,947 shares of Class B Common Stock (as of December 21, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 6)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mary T. McAlpin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                631,694 shares of Class B Common Stock (as of December 21, 2005)

  8    SHARED VOTING POWER

                -0- (as of December 21, 2005)

  9    SOLE DISPOSITIVE POWER

                631,694 shares of Class B Common Stock (as of December 21, 2005)

10    SHARED DISPOSITIVE POWER

                -0- (as of December 21, 2005)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,694 shares of Class B Common Stock (as of December 21, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

(Amendment No. 6)

CUSIP No.: 397624 20 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Virginia D. Ragan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                637,438 shares of Class B Common Stock (as of December 21, 2005)

  8    SHARED VOTING POWER

                -0- (as of December 21, 2005)

  9    SOLE DISPOSITIVE POWER

                637,438 shares of Class B Common Stock (as of December 21, 2005)

10    SHARED DISPOSITIVE POWER

                -0- (as of December 21, 2005)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,438 shares of Class B Common Stock (as of December 21, 2005)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 6)

FOR THE REPORTING PERSONS (AS DEFINED HEREIN)

On December 21, 2005, Judith D. Hook, the sister of Michael H. Dempsey (“Mr. Dempsey”), transferred a total of 389,466 shares of Class B Common Stock of the Company (as those terms are defined in Item 1, below) and certain other securities to the Judith D. Hook Florida Intangibles Trust (the “Hook Trust”). Mr. Dempsey is the trustee of the Hook Trust.

Item 1. Security and Issuer

This Schedule 13D/A (Amendment No. 6) (this “Schedule 13D/A”) relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2. Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Naomi C. Dempsey Trust (the “NCD Trust”);

Mr. Dempsey, who is the trustee and a beneficiary of the NCD Trust and the trustee of the Hook Trust;

Mary T. McAlpin (“Ms. McAlpin”), who is also a beneficiary of the NCD Trust; and

Virginia D. Ragan (“Ms. Ragan”), who is also a beneficiary of the NCD Trust.

(b)	The business address for each Reporting Person is as follows:

For the NCD Trust:	Naomi C. Dempsey Trust
c/o Michael H. Dempsey, Trustee
2240 Encinitas Boulevard
Suite D-403
Encinitas, California 92024

For Mr. Dempsey:	Michael H. Dempsey
2240 Encinitas Boulevard
Suite D-403
Encinitas, California 92024

For Ms. McAlpin:	Mary T. McAlpin
65 East State Street, Suite 2100
Columbus, Ohio 43215

For Ms. Ragan:	Virginia D. Ragan
65 East State Street, Suite 2100
Columbus, Ohio 43215

(c)	Present Principal Occupation or Employment:

For the NCD Trust:	Not applicable

For Mr. Dempsey:	Investor.

For Ms. McAlpin:	Investor.

For Ms. Ragan:	Investor.

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

For the NCD Trust:	Not applicable.

For Mr. Dempsey:	United States of America

For Ms. McAlpin:	United States of America

For Ms. Ragan:	United States of America

Item 3. Source and Amount of Funds or Other Consideration

For the NCD Trust:	The NCD Trust was created by Naomi C. Dempsey during her lifetime as a living trust, with Ms. Dempsey serving as the trustee of, and retaining the right to revoke, the NCD Trust. During her lifetime, Ms. Dempsey funded the NCD Trust with a gift of 5,375,904 shares of Class B Common Stock. Ms. Dempsey died on July 14, 2003, at which time the trust became irrevocable. At Ms. Dempsey’s death, Mr. Dempsey became the successor trustee of the NCD Trust.

For Mr. Dempsey:	Mr. Dempsey is the direct beneficial owner of 507,285 shares of Class B Common Stock. Mr. Dempsey acquired all of these shares by gift. Mr. Dempsey is the trustee of the following trusts, which own the number of shares of Class B Common Stock indicated: (a) the NCD Trust—5,375,904 shares (Mr. Dempsey is also a beneficiary of this trust); (b) the Naomi C. Dempsey Charitable Lead Annuity Trust (the “NCD CLAT”)—107,660 shares (Mr. Dempsey is also a remainder beneficiary of this trust); and (c) the Hook Trust—389,466 shares (see description of transfer described above). It is believed that these trusts acquired all of their respective shares of Class B Common Stock by gift or for no consideration. Mr. Dempsey is also the president of the All Life Foundation, a charitable foundation. The All Life Foundation is the owner of 260,840 shares of Class B Common Stock as of December 21, 2005. The All Life Foundation acquired all of its shares of Class B Common Stock by gift, primarily from the NCD CLAT. During 2005, the NCD CLAT gifted a total of 2,525 shares of Class B Common Stock to the All Life Foundation, the last such gift in the amount of 530 shares being made on October 11, 2005.

On November 22, 2005, Mr. Dempsey gifted 372 shares of Class B Common Stock to the Henry C. Dempsey Irrevocable Trust (the “HCD Trust”). As a result of this gift, the HCD Trust holds 792 shares of Class B Common Stock. Mr. Dempsey’s spouse, Shannon Dempsey (“Ms. Dempsey”), is the trustee of the HCD Trust. Mr. Dempsey disclaims beneficial ownership of the shares held by the HCD Trust, and the filing of this Schedule 13/A is not an admission that Mr. Dempsey is the beneficial owner of these shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

For Ms. McAlpin:	Ms. McAlpin is the direct beneficial owner of 631,694 shares of Class B Common Stock, of which 45,000 shares are held in her grantor retained annuity trusts for the benefit of her children. Ms. McAlpin is the sole trustee and has sole voting and dispositive powers with respect to the shares of Class B Common Stock held in her grantor retained annuity trusts. Ms. McAlpin acquired 5,954 of the above shares from her late mother, Naomi C. Dempsey, on March 18, 1999. Ms. McAlpin acquired the remainder of her shares by gift or for no consideration.

On or about December 2, 2005, Ms. McAlpin received a distribution of 598 shares of Class B Common Stock from her charitable remainder annuity trust. Ms. McAlpin has no voting or dispositive power with respect to the shares of Class B Common Stock held in her charitable remainder annuity trust.

For Ms. Ragan:	Ms. Ragan is the direct beneficial owner of 637,438 shares of Class B Common Stock. Ms. Ragan acquired all of these shares by gift or for no consideration.

Item 4. Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which such Reporting Person may acquire or dispose of shares of Class B Common Stock.

Mr. Dempsey is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a)	(i)	For the NCD Trust: The NCD Trust is the beneficial owner, in the aggregate, of 5,375,904 shares of Class B Common Stock, which represents approximately 46.5% of the outstanding shares of Class B Common Stock.

(ii)	For Mr. Dempsey: Mr. Dempsey is the beneficial owner, in the aggregate, of 6,641,947 shares of Class B Common Stock, which represents approximately 57.5% of the outstanding shares of Class B Common Stock. Mr. Dempsey’s beneficial ownership is as follows:

(A)	507,285 shares (approximately 4.4% of the outstanding shares) are directly owned by Mr. Dempsey.

(B)	5,375,904 shares (approximately 46.5% of the outstanding shares) are directly owned by the NCD Trust, one of the other Reporting Persons. Mr. Dempsey automatically become the successor trustee of this trust upon the death of Naomi C. Dempsey on July 14, 2003. Mr. Dempsey is also a beneficiary of this trust.

(C)	107,660 shares (approximately 0.9% of the outstanding shares) are directly owned by the NCD CLAT. Mr. Dempsey was appointed as the trustee of this trust in connection with its formation on December 8, 1998. Mr. Dempsey is also a remainder beneficiary of this trust.

(D)	389,466 shares (approximately 3.4% of the outstanding shares) are directly owned by the Hook Trust. Mr. Dempsey was appointed as the trustee of this trust on December 21, 2004.

(E)	260,840 shares (approximately 2.3% of the outstanding shares) are directly owned by the All Life Foundation, a charitable foundation. Mr. Dempsey is the president of the All Life Foundation and has voting and dispositive power with respect to the shares of Class B Common Stock owned by such foundation.

(F)	792 shares (less than 0.1% of the outstanding shares) are directly owned by the HCD Trust. Mr. Dempsey’s spouse, but not Mr. Dempsey, is the trustee of the HCD Trust. Mr. Dempsey disclaims beneficial ownership of the shares held by the HCD Trust, and the filing of this Schedule 13/A is not an admission that Mr. Dempsey is the beneficial owner of these shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

(iii)	For Ms. McAlpin: Ms. McAlpin is the beneficial owner, in the aggregate, of 631,694 shares of Class B Common Stock, which represents approximately 5.5% of the outstanding shares of Class B Common Stock. Of these shares, 45,000 shares are held in her grantor retained annuity trusts for the benefit of her children. Ms. McAlpin is the sole trustee and has sole voting and dispositive powers with respect to the shares of Class B Common Stock held in her grantor retained annuity trusts.

(iv)	For Ms. Ragan: Ms. Ragan is the beneficial owner, in the aggregate, of 637,438 shares of Class B Common Stock, which represents approximately 5.5% of the outstanding shares of Class B Common Stock, all of which are directly owned by Ms. Ragan.

(b)	(i)	For the NCD Trust: Mr. Dempsey, as the trustee of the NCD Trust, has the sole power to vote and dispose of the 5,375,904 shares of Class B Common Stock owned by that trust.

(ii)	For Mr. Dempsey: Mr. Dempsey, individually and in his trustee and other capacities, has the sole power to vote and dispose of the 6,641,155 shares of Class B Common Stock described in Item 5(a)(ii)(A) – (E), above.

Mr. Dempsey may be considered to have the shared power to vote and dispose of the 792 shares of Class B Common Stock held by the HCD Trust described in Item 5(a)(ii)(F), above. Ms. Dempsey, Mr. Dempsey’s spouse, is the trustee of the HCD Trust and has the power to vote and dispose of the shares held in this trust. Ms. Dempsey, a citizen of the United States of America, has not been, during the last five years, (A) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Dempsey’s business address is 2240 Encinitas Boulevard, Suite D-403, Encinitas, California 92024, and her present occupation or employment is investor.

(iii)	For Ms. McAlpin: Ms. McAlpin has the sole power to vote and dispose of the 631,694 shares of Class B Common Stock described in Item 5(a)(iii), above.

(iv)	For Ms. Ragan: Ms. Ragan has the sole power to vote and dispose of the 637,438 shares of Class B Common Stock described in Item 5(a)(iv), above.

(c)	(i)	For the NCD Trust: No transactions in shares of Class B Common Stock were effected during the past 60 days by the NCD Trust.

(ii)	For Mr. Dempsey: Except as otherwise described in this Schedule 13D/A, no other transactions in shares of Class B Common Stock were effected during the past 60 days by Mr. Dempsey.

(iv)	For Ms. McAlpin: Except as otherwise described in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. McAlpin.

(v)	For Ms. Ragan: No transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Ragan.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated December 29, 2005, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 29, 2005	NAOMI C. DEMPSEY TRUST

/s/ Michael H. Dempsey, Trustee
Michael H. Dempsey, Trustee of the
Naomi C. Dempsey Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 29, 2005	/s/ Michael H. Dempsey
Michael H. Dempsey

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 29, 2005	/s/ Mary T. McAlpin
Mary T. McAlpin

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 29, 2005	/s/ Virginia D. Ragan
Virginia D. Ragan